Linear Technology Corporation

Conflict Minerals Report

For The Calendar Year Ended December 31, 2013

This report for the calendar year ended December 31, 2013 has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

Company Overview

This report has been prepared by management of Linear Technology Corporation (herein referred to as “Linear Technology” the “Company,”  “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated.

Linear Technology, a member of the S&P 500, has been designing, manufacturing and marketing a broad line of high performance analog integrated circuits for major companies worldwide for over three decades. The Company's products provide an essential bridge between our analog world and the digital electronics in communications, networking, industrial, automotive, computer, medical, instrumentation, consumer, and military and aerospace systems. Linear Technology produces power management, data conversion, signal conditioning, RF and interface Integrated Circuits, µModule subsystems, and wireless sensor network products.

Products Overview

Linear Technology produces power management, data conversion, signal conditioning, RF and interface Integrated Circuits, µModule subsystems, and wireless sensor network products (the Covered Products).

Based upon Company’s internal assessment the Covered Products contain the following Conflict Minerals: tin, tantalum, tungsten, and gold.

Reasonable Country of Origin Inquiry

We conducted in good faith a reasonable country of origin inquiry (RCOI) reasonably designed to determine if any Conflict Minerals originated from the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources with all affected suppliers and/or original manufacturers supplying parts and materials for Covered Products manufactured by Linear Technology.  Linear Technology’s RCOI process was designed to include 100% of parts and materials necessary to the functionality or production of a Covered Product manufactured by Linear Technology in 2013.

The affected suppliers and original manufacturers were contacted, provided with Linear Technology’s policy, and requested to provide Conflict Minerals data in the EICC-GeSI Conflict Minerals Reporting Template. 131 affected suppliers and original manufacturers were contacted.  103 replied with some Conflict Minerals data.

These suppliers provided 3714 refiners or smelter names (herein referred to as “smelters”) for the facilities used to process the Conflict Minerals.  After correction, review, and removal of alternate names, 178 of these smelters were identified as Conflict Minerals smelters consistent with the smelter definitions proposed by industry and the audit protocols published by the Conflict Free Smelter Program.

From these 178 smelters, 21 were either identified as sourcing Conflict Minerals from the Covered Countries or Linear Technology has reason to believe they source Conflict Minerals from the Covered Countries.  This assessment was based on information obtained directly from the smelters and from other public information available at the time of the assessment.

In accordance with the Rule, Linear Technology is required to exercise due diligence on the Conflict Minerals’ source and chain of custody and to follow a nationally or internationally recognized due diligence framework.

Due Diligence Process

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.  In accordance with the five-step OECD Guidance, the design of our due diligence includes the following five steps:  (i) establishment of strong company management systems, (ii) identification and assessment of risks in the supply chain, (iii) designing and implementing a strategy to respond to identified risks, (iv) carrying out independent third-party audit of smelter/refiner’s due diligence practices and (v) reporting on supply chain due diligence.  A description of certain activities undertaken by us in respect of each of the five steps of the OECD Guidance is described below

Conflict Minerals Policy

We have adopted the following Conflict Minerals policy:

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) was signed into U.S. law in July 2010.  Section 1502 of the Dodd Frank Act requires the Securities and Exchange Commission to establish rules requiring disclosure and reporting procedures of the purchase and use of Conflict Minerals from the Democratic Republic of the Congo and the adjoining countries (Conflict Region).  Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG).  The Dodd-Frank Act requires Linear Technology to conduct reasonable due diligence with its supply chain to determine if Conflict Minerals used in its products are being sourced from mines controlled by non-government or unlawful military groups within the Conflict Region. Linear Technology has traced Conflict Minerals in its supply chain back to their mine and/or facility of origin.

Linear Technology supports the efforts by the Organization for Economic Co-operation and Development (OECD), the Electronic Industry Citizenship Coalition (EICC), and the Global e-Sustainability Initiative (GeSI) which is taking action to address responsible sourcing through the development of the Conflict-Free Smelter (CFS) program aiming to enable companies to source conflict-free minerals.

Linear Technology is taking steps to design policies and processes to prevent the use of Conflict Minerals that finance or benefit armed groups in the Conflict Region and not knowingly procure Conflict Minerals that are not certified as conflict free. We expect suppliers whose products contain Conflict Minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same. If we determine that any of the materials or components used in our products contain Conflict Minerals from a mine or facility that is non-conflict free, we will work towards transitioning to suppliers that are conflict free.

Our policy is publicly available on our website http://www.linear.com/designtools/quality/ under "Conflict Minerals".

Establish Strong Company Management Systems

We have communicated our Conflict Minerals policy, which includes a reference to the OECD Due Diligence Guidelines, to our suppliers and customers. Our policy was provided to suppliers during the supplier RCOI process. Our policy is provided to customers requesting Conflict Minerals information.  This policy is publicly available on our website. We also have an internal team tasked with supporting supply chain due diligence. We have adopted the EICC-GeSI Conflict Free Smelter program as a compliance standard for upstream due diligence. All responses from suppliers and source smelters are recorded and stored. We have implemented a reasonable country of origin inquiry process.  We plan to include Conflict Minerals compliance provisions in new commercial contracts and written agreements. There is also a program in place to improve the quality and number of supplier responses, and quality and number of smelter responses. We have implemented a company-level grievance mechanism, which includes regular review of the Conflict Free Smelter Program smelter certification status pages, and an internal reporting policy that covers voicing of concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high-risk area.

Identify and Assess Risk in the Supply Chain

For upstream due diligence, we have adopted the processes and protocols of the Conflict Free Smelter Program. All 3TGs “necessary to the functionality of the products” have been identified, the suppliers of those 3TGs have been identified and we have sought to collect smelter information from them. Responses provided by suppliers have undergone a review for accuracy.

Design and Implement a Strategy to Respond to Identified Risks

We have implemented a plan to report Conflict Minerals findings to Alex McCann, a member of senior management appointed for this role. A process has been adopted to aggregate and update the list of smelters. Furthermore, a process has been adopted to review supplier responses, follow up with delinquent suppliers, and update supplier information. A risk management process has been adopted that manages smelters that cannot provide country of origin information, identifies high-risk smelters, tracks and records compliance information for individual smelters, and communicate these results back to the designated member of senior management. We plan to require new suppliers to complete EICC-GeSI declarations as part of becoming an approved supplier to Linear Technology.

Carry out an Independent 3rd Party Audit of Refiner’s Due Diligence Practices

Linear Technology has adopted the risk management and due diligence processes of the Conflict Free Smelter Program (CFS). The CFS program’s independent 3rd party audit process performed on smelters that source from the Covered Countries has been identified as acceptable to Linear Technology.  This includes other programs accepted by the CFS program including the certification processes of the London Bullion Market Association (LBMA), The Responsible Jewellery Council (RJC), and the Tungsten Industry – Conflict Minerals Council (TI-CMC).  To be identified as conflict free, we require smelters to be certified as conflict free by one of these certification processes if they are sourcing from the Covered Countries.

Report on Supply Chain Due Diligence

In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website http://www.linear.com/designtools/quality/ under "Conflict Minerals".

Due Diligence Results

Smelters

Of the 21 smelters either identified as sourcing Conflict Minerals from the Covered Countries or those which Linear Technology has reason to believe source Conflict Minerals from the Covered Countries, 15 smelters were certified as conflict free by the Conflict Free Smelter Program and listed on the Conflict Free Smelter Program’s website as conflict free certified.

The remaining 6 smelters were reviewed against publicly available information to determine if there was any reason to believe that they directly or indirectly finance or benefit armed groups in the Covered Countries.  This investigation included a review the 2013 interim and 2014 final reports to the UN by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations the Enough Project and Global Witness, and a general search of the Internet.  None of these 6 smelters were identified in any of these publications to directly or indirectly finance or benefit armed groups in conflict region of the Covered Countries. Accordingly, Linear Technology’s power management, data conversion, signal conditioning, RF and interface Integrated Circuits, µModule subsystems, and wireless sensor network products are “DRC conflict undeterminable”.

Facility and Mine Information

At the end of the 2013 reporting period, the definition of a smelter was still in discussion by the EICC and industry leaders and final definition of a smelter was not yet agreed upon for all metals.  Potential facilities (smelters) that have been identified to or we have reason to believe source from the Covered Countries, and are not conflict free certified, include 2 tantalum smelters, 3 gold refineries, and  1 tungsten smelter.  4 of these smelters are in China, 1 in Kazakhstan, and 1 in Germany. The majority of these companies are active in becoming conflict free certified. We have elected not to publish their names, at this time, as the definition of a smelter was not finalized at the end of the 2013 reporting period, may lead to confusion and error, and may hinder progress these entities are making towards being conflict free.

The mines used by these smelters are not publicly available and were not disclosed by these smelters.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Linear Technology. These statements are based on the infrastructure and information available at the time.  A number of factors could introduce errors or otherwise affect our Conflict Minerals status.

These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter not being finalized at the end of the 2013 reporting period, all instances of Conflict Minerals necessary to the functionality or manufacturing of our products possibly not yet having been identified, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol due to this being the first year for SEC disclosures for Section 1502 of Dodd-Frank, oversights or errors in conflict free smelter audits, Covered Countries sourced materials being declared secondary materials, companies going out of business in 2013, certification programs being not equally advanced for all industry segments and metals, and smuggling of Conflict Minerals from the Covered Countries to countries beyond the covered countries.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the Covered Countries:

•	Include a Conflict Minerals clause in new or renewed supplier contracts.
•	Engage with suppliers and attempt to increase the response rate and improve the content of the supplier survey responses.
•	Engage directly (or indirectly through suppliers) with smelters sourcing from the Covered Countries to become conflict free certified by the Conflict Free Smelter Program.
•	Work with the EICC and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.